

February 27, 2007

Room 7010

Takashi Miyoshi
Executive Vice President, Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re: Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **File No. 001-08320**

Dear Mr. Miyoshi:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal 2005 Compared with Fiscal 2004

1.   Your results of operations in certain instances merely reiterates what is presented on the face of the financial statements. In this regard, you disclose that cost of sales increased 6% in fiscal 2005 without an explanation of the factors that contributed to this increase. We further note that there are instances when you

have discussed factors that contributed to year over year changes in line items, however your discussion is vague. In this regard, you disclose that revenues located in Asia increased 13% in fiscal 2005 due to an increase in sales of hard disk drives due to strong demand. In future filings, please revise to fully explain and quantify all factors that contributed to the year over year changes in line items, to the extent those changes are material.

2.   Notwithstanding the fact that you do not present segment disclosures pursuant to SFAS 131, we believe that your MD&A should provide a more comprehensive segment discussion in MD&A. Analysis of segment data, including revenues and cost of sales, should be presented with specific emphasis where a segment contributes in a disproportionate way to income or loss. Known trends, demands, commitments, events or uncertainties within a segment among the factors used by management to evaluate that segment should be discussed in MD&A.

3.   Please revise to discuss in MD&A the impact your other income and expense line item had on operations. In this regard, we note that this line item represented 23% of income before income taxes and minority interest. Although your footnotes 20 and 21 provide a breakdown of what is included in this line item, your MD&A discussion should describe any significant events or components of income or expense that materially impacted operations in order to understand your results of operations.

4.   We note that you recorded impairment losses for long-lived assets in each period presented "due primarily to a change in the extent or manner in which the assets were used." This disclosure does not provide readers with an understanding of the specific facts and circumstances that led to the impairment. Please expand your disclosures in future filings to address why there was a change in the extent or manner in which the assets were used.

5.   In future filings, provide a more comprehensive discussion of your income tax expense, including why your deferred tax asset valuation allowance increased ¥85 million during 2006.

6.   We note your disclosure on page 91 that discusses a goodwill impairment charge of ¥11.5 million during 2005. Revise future filings to provide a more comprehensive discussion of the events and circumstances that led to the impairment of goodwill and the current status of the particular circumstances that led to the impairment. Also address the segment that this goodwill impairment related to and how this charge impacted the respective segment's performance.

F. Tabular Disclosure of Contractual Obligations, page 30

7.   Include your interest commitments under your interest-bearing debt in your
        contractual obligation table on page 30, or provide textual discussion of this
        obligation below the table. If you provide a textual discussion, the discussion
        should quantify the interest payments using the same time frames stipulated in the
        table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission
        Guidance Regarding Management's Discussion and Analysis of Financial
        Condition and Results of Operations."

G. Critical Accounting Policies

8.   In future filings, please expand your discussion of critical accounting policies,
        specifically goodwill, pensions and your valuation allowance for deferred tax
        assets, to address the existence of material estimates or assumptions, how these
        matters may affect the financial statements and the likelihood that materially
        different amounts would be reported under different conditions or using different
        assumptions. Refer to the Commission's guidance concerning critical accounting
        estimates, available on the SEC website at www.sec.gov./rules/interp/33-
        8350.htm.

Item 8. Financial Information

B. Significant Changes, page 45

9.   With regards to the shut down of the Hamaoka power station, tell us and disclose
        the amount of damages Chuba Electric Power Co. is seeking and how much you
        have incurred or expect to incur in expenses for repairing the damaged turbines.
        Please tell us and disclose the amount, if any, you have accrued for these
        damages. Further, to the extent that it is reasonably possible that you will incur a
        loss greater than amounts already accrued, please disclose an estimate of this
        additional loss or range of loss, or state that such an estimate cannot be made.
        Refer to paragraph 10 of SFAS 5.

Item 15. Controls and Procedures, page 63

10.   We note your disclosure that your chief executive officer and chief financial
        officer concluded that the Company's disclosure controls and procedures were
        effective at the reasonable assurance level for gathering, analyzing and disclosing
        the information the Company is required to disclose in the reports its files under
        the Exchange Act, within the time periods specified in the SEC's rules and forms.
        This disclosure is significantly more limited than what is called for under Rule
        13a-15(e) of the Exchange Act. The rule requires, among other matters, that the

disclosure controls and procedures be designed "to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer…is accumulated and communicated to the issuer's management…as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

11. In light of the fact that a material weakness existed with respect to insufficient internal regulations and manuals in relation to US GAAP, tell us supplementally and disclose in reasonable detail the basis for your conclusions that the Company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Note (2) Basis of Presentation and Summary of Significant Accounting Policies

(b) Principles of Consolidation, page 73

12. We note your disclosure on page 73 that the application of FASB Interpretation No. 46 (as revised) did not have a material effect on the Company's consolidated financial statements as of and for the year ended March 31, 2004. We further note disclosures throughout your Form 20-F regarding investments in affiliates that are (or were) accounted for under the equity method. Tell us how you considered the guidance in FIN 46R in determining whether or not your investments in any of these entities should be consolidated. Be as detailed in your response as necessary, making specific reference to the authoritative accounting literature to support your conclusions. Your response should include your consideration of individual investments including your ownership interest (%) and how you concluded that accounting under the equity method was appropriate.

13. You indicate on page 29 that "In October 2004, the Company merged its equity-method affiliate, TOKICO LTD., into itself. As a result, the revenues of TOKICO LTD have been included in Hitachi's consolidated statements of income for fiscal 2004." Please provide us with more details surrounding this transaction, specifically address the terms of the merger such that consolidation was appropriate.

Note (3) Investments in Securities and Affiliated Companies, page 84

14. We note that you have unrealized losses related to your investments in securities and affiliated companies during 2006 that have been in a continuous loss position

for 12 months or longer. We also note your disclosures in Note 2(f) which provides a general understanding of how you evaluate these investments for impairment. Given the increase in the gross losses related to securities that have been in a continuous unrealized loss position for more than 12 months, please expand future filings to provide the specific disclosures required by paragraph 21b of EITF 03-01.

Note (11) Retirement and Severance Benefits, page 97

15.   We note your disclosure that "Directors, Exec Officers and certain employee's benefits are charged to income as paid as it is not practicable to compute the liability for future payment because amounts vary with circumstance." Tell us and disclose the nature of these benefits and related payments, the circumstances surrounding these benefit payments and why you are unable to estimate and accrue the payments. Further tell us the authoritative literature which supports your accounting for these payments.

Note (17) Commitments and Contingencies, page 109

16.   We note your rollforward of warranty activity for the years ended March 31, 2006 and 2005. Please revise your disclosure in future filings to separately present the rollforward information for the period ending March 31, 2004. Refer to paragraph 14b of FIN45.

Note (21) Sales of Stock by Subsidiaries or Affiliated Companies, page 113

17.   In future filings, please present the gains recognized for the sale of subsidiaries stock on the face of the income statement. Refer to Question 6 of SAB Topic 5:H and note that this presentation on the face of the income statement is without regard to materiality.

General

18.   We note from your website and public reports that you may have operations associated with Iran and Sudan, countries identified as state sponsors of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. Your 20-F includes no information regarding contacts with Iran or Sudan. Please describe any contacts you have with Iran and Sudan, and discuss their materiality to you in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in and contacts with Iran and Sudan, including through

affiliates and other direct and indirect arrangements.

19.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran and Sudan. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Yale University, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions concerning companies with operations associated with Iran and Sudan.

Your qualitative materiality analysis also should address whether the governments of Iran or Sudan, or entities controlled them, are your customers or receive cash or other financing in connection with your operations.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief